NEWS RELEASE 08-11	APRIL 8, 2008

NUNATSIAVUT GOVERNMENT’S THREE-YEAR MORATORIUM TO ALLOW URANIUM EXPLORATION

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) reports that Aurora Energy Resources Inc. (“Aurora”) (AXU - TSX), in which Fronteer holds a 42.3% interest, has announced today that the Nunatsiavut Government voted eight to seven in favour of implementing a three-year moratorium on uranium mining on Labrador Inuit Lands, but will continue to allow uranium exploration.

Aurora understands that the basis for the mining moratorium is to allow time for the Nunatsiavut Government and the Government of Newfoundland and Labrador, through the Regional Planning Authority, to formulate a Land Use Plan as required by the Labrador Inuit Land Claims Agreement.

“The Nunatsiavut Government has indicated that it is supportive of natural resource development and open to evaluating ongoing project information, but needs additional time to prepare for significant developments like the Michelin Project,” said Dr. Mark O’Dea, President and CEO, Aurora Energy Resources Inc. “Currently there is no uranium mining on Labrador Inuit Lands and there are no plans for uranium mining operations for the next three years.” Nunatsiavut Government Lands and Resources Minister William Barbour said following the Assembly decision today, “We are prepared to work with any company wanting to conduct exploration within our territory. During the course of the next three years we will build our human resources capacity to effectively govern our land and resources and effectively participate in environmental protection and management together with industry and other governments.” Aurora plans to conduct an in-fill drill program at the Michelin and Jacques Lake deposits and continue with a pre-feasibility study on the Michelin Project.

“We are committed to continue working closely with the Nunatsiavut Government, Inuit Community Government members and beneficiaries on such things as tailings management and environmentally safe mine closure plans. We strongly believe that we can demonstrate uranium mining can be safely carried out, with the utmost care for the integrity of the environment,” concluded Dr. O’Dea.

The Nunatsiavut Government is a newly formed regional government established in 2005. Aurora has no debt and approximately $120 million in cash that is fully liquid and held with a large commercial bank.

LIQUIDITY
Fronteer is not invested in any short term commercial paper or asset-backed securities. Fronteer has approximately C$98 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to ability of Aurora to conduct mining activities, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information Form available on SEDAR at www.sedar.com . Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.